Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number :333-134390
Date: June 30, 2006

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company’s development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco’s and Inco’s development projects and other operations, the availability of financing for Teck Cominco’s and Inco’s development projects on reasonable terms, Teck Cominco’s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco’s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco/Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco ‘s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”).

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice

This presentation may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission (“SEC”) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

Don Lindsay

President and Chief Executive Officer

Teck Cominco Limited

Presentation June 29, 2006 - Transcript

So thank you all for coming today, and we are delighted to be in New York today to celebrate the listing of Teck Cominco on the New York Stock Exchange.  It’s a very significant event for the company, and certainly not just in light of our takeover offer for Inco.  It’s most significant because we are responding to the encouragement from a broad, international base of investors to provide the identity, the analyst coverage and liquidity associated with trading on the world’s largest stock exchange.  Naturally, we hope this move will engender a much broader and deeper appreciation for the strengths and the tremendous potential of Teck Cominco.

This is all part of our long term corporate strategy to create North America’s premier diversified mining company.  We expect this company to compete on all fronts with the likes of BHP, Rio Tinto and Anglo American and thus, in time, to trade on the higher sustained multiples they now enjoy.

We very much appreciate your interest in Teck Cominco.  Our company has never been stronger.  It’s never been in a better position to make the recent moves we have announced, and I can assure you that the Board and management team have never been more focused on extending the company’s exceptional track record of building real shareholder value.

Now, I’d like to spend just a few minutes on our offer for Inco.

First I’ll note that this presentation contains forward-looking information.  On screen is the multi-page disclaimer.  You should review this carefully, but for further information on risks and uncertainties, please refer to our annual information form and other filings, which are available on SEDAR and EDGAR.

Our offering circular went out to Inco shareholders on May 23rd.  This slide provides important information about this document and how you can access it.

Okay, I can tell you that we — like most of you, I presume — are intrigued by the joint announcement on Monday of the proposed 3-way deal between Phelps Dodge, Inco and Falconbridge.  While there had been recent speculation that Inco and Phelps Dodge were in discussions as to some means by which Inco could raise funding to support an increase in their offer for Falconbridge, this announcement wasn’t one many might have expected.

We certainly hadn’t contemplated that Phelps would be prepared to re-lever its balance sheet to the extent they say the 3-way deal would require.  And we don’t know what commodity prices they are using to justify that leverage but, as many analysts have suggested, it would appear that they must be taking an uncharacteristically bullish view.  Maybe they’ll be right this time but, if not, managing the quantum of debt they anticipate could sure prove painful.

As for the status of our offer for Inco, it remains open and it’s moving toward closing as early as July 24th.  In the meantime, we will continue meeting and talking with both Inco’s and our own shareholders and many other important constituents while closely monitoring related events as they unfold.  And in that respect, we remain most interested in the outcome of the battle between Inco and Xstrata for Falconbridge.

If Inco gets Falconbridge, then our offer for Inco will terminate and we will move on.  If Xstrata or someone else gets Falconbridge, then, presumably, Inco shareholders will face a choice between our solid, prompt offer and the highly conditional Phelps offer.

Our offer, with $28 in cash and shares in a great diversified company with a long history of creating outstanding shareholder value, could close on July 24th.  The Phelps offer, with $17.50 in cash and shares in a company with a more narrow commodity exposure, wouldn’t close until late September, and if Investment Canada should do the long review it would be some time in October.  Meanwhile, the battle for Falconbridge is front and center and we, like you, continue to watch with great interest.

As we have consistently said, our offer for Inco is not the main event in the marketplace right now, and it probably won’t be again until sometime next month.  In the meantime, we remain focused on managing our ongoing businesses including progressing a very appealing roster of other corporate development initiatives.

Over the course of the last seven weeks we have visited individually with over 150 different institutions.  However, over time it’s become very apparent that the discussion about “the deal” has increasingly given way to discussion about Teck Cominco.  We have found people across North America and Europe often more interested in hearing the facts — rather than the rhetoric — about our company.  They want to know about our phenomenal earnings power.  They want to hear our plans for deploying our management expertise and our extensive financial resources into both attractive acquisition opportunities and our pipeline of quality growth assets.

For some here who know our company well, there are a number of points you will understand that I may emphasize for the benefit of those who are new to Teck Cominco, and I appreciate your patience with this.

The first point I will make in this vein is that all of the financial information you will see here presented here is in Canadian dollar terms, and secondly is that what I refer to in tonnes I am referring to metric tonnes.

At Teck Cominco we are firm believers in our core values, and they include:  building solid, long life assets; a diverse asset base — we are very much believers in diversification; value-added growth; and all underpinned by long term financial performance.

Long life resources are vitally important to any successful mining company.  Over the long haul — and that is our main perspective — the winners in this business will be the companies that have long life, low cost resource positions that allow them to weather down cycles and earn superior returns.

Teck Cominco has long life reserve and resource positions especially in our zinc, coal, and oil sands business.  Red Dog is the largest and richest zinc mine in the world, and has a mine life of over 30 years; Elk Valley Coal has a mine life approaching 100 years; and Fort Hills — our new oil sands project — as of today will be between 40 and 50 years; while Antamina’s close to 20 years.

So let’s take a look at Teck Cominco’s growth pipeline.  As you can see on this chart, it cuts across several commodities from zinc to oil sands.  Many of these properties also hold promising expansions opportunities.

Let’s look specifically at opportunities for growth in the zinc business.  At our Red Dog property in Alaska, since 1995 our teams have discovered over 14 million tonnes of zinc at a finding cost of $1 per tonne or less.  And to put that in context, today’s zinc price is over $3,000 per tonne, our finding cost over the last $1 per tonne.  And in addition, we have large areas that remain largely unexplored.

This geophysical map, using a technique called a gravity survey, shows that a combination of dense zinc and lead sulphides, and barite, produces a strong gravity anomaly, outlined here in yellow.  A ground gravity survey has identified an 8 km long gravity anomaly of equivalent intensity some 10 km north of the existing Red Dog mine, which you will notice is highlighted by the same gravity signature as the relatively small orebody in the bottom right corner of the map.

I would remind you that that “small feature” is the largest and richest zinc property in the world.  Subsequent drill testing of this long gravity anomaly north of Red Dog quickly identified the Anarraaq deposit, which you see here in red.  It totals 17 million tonnes at 17% zinc.  And those who are knowledgeable analysts in the know will understand what that means.  The remainder of the anomaly has only been tested with widely spaced holes as indicated by the black dots.  All holes intersected sulphides at the “Red Dog horizon” including a number of significant zinc intercepts, as shown.  Note that one of these holes includes 17 feet of 50% zinc, which is essentially higher grade than some concentrates, it’s almost direct-shipping ore.  You can see the size of the overall anomaly associated with Anarraaq, compared with the existing Red Dog mine.  This demonstrates that we are confident that the future for Red Dog looks long and bright.

And let me really tell you what this means.  This is information that is not new, this has been public information for at least five years.  We haven’t spent a lot of time highlighting it, and it depends when people are looking at the zinc industry or not, but it shows that if we need organic growth in zinc we’ve got more organic growth than anybody in the world by far.  It’s just a business decision to be made if we thought the market made sense to do so.  And by the way, these properties are owned 100% Turning to coal, the company’s metallurgical coal holdings consist of a 45.2% direct and indirect interest in the six Elk Valley coal mines.  We orchestrated the formation of this partnership in 2003 and became the managing partner.  We now operate six active mines that were previously operated far less efficiently by five separate owners.  Production capacity this year is expected to be 24 to 25 million tonnes, but our production this year will be driven by market demand and our guidance in that is that we expect to sell between 22 and 25 million tonnes.  By 2008 we expect that capacity to grow to at least 28 million tonnes.  In fact, if we were to choose, and were driven by an organic growth strategy, we could increase our production capacity in coal by 40% to 50% inside of two to three years, but we are more market driven and more business people trying to maximize cash flow rather than just simply production.

We have excellent potential to grow and extend our existing copper business as well.  For example, at Highland Valley, identified mineral resources could enable us to continue operating for 25 years — or more!  Last fall, based on an assumed copper price of less than $1.00, which is far lower than certain of our peers in Sudbury must be assuming, we announced an extension of the mine life to 2013.  Our next stage of mine life extension, if we so choose, would be out to 2019.  Depending on what we see for longer term copper prices, as well as the results of our current assessment of the potential to build a CESL plant to process Highland Valley concentrates, further extensions to 2030 or later are entirely possible.  At the commodity prices that Inco and Falconbridge are using to promote synergies that accompany their deal, the Highland Valley mine life would be at least 25 years.  My point is that you have to be consistent in your analysis.  If you’re going to advertise synergies using high copper price in the $2.50 range then you must assess the reserves and mine life of other operations using the same price to be consistent.

If you do so, Highland Valley would be 25 years or more.

One of our great, as yet untapped assets is CESL — our patented hydromet process.  This technology has been in development at our facilities outside of Vancouver for over 10 years and, during that time, has successfully processed a wide assortment of copper and nickel concentrates — including nickel concentrates from Voisey’s Bay.  This process provides substantial capital and operating cost savings, and environmental advantages — which will be very important — over existing copper smelting and refining technology.  We would fully intend to employ CESL at Voisey’s Bay, if we acquire Inco, and to produce both a refined nickel and a refined copper product in Newfoundland.  And I think the Newfoundland government would very much appreciate seeing refined copper metal produced in their province.  But that’s only part of the picture.  CVRD, one of the largest mining companies in the world, have — having reviewed all sorts of hydromet processes- they’ve independently chosen our CESL process for the new plant that they are constructing in Brazil to treat copper concentrates from their Salobo mine, and that should be up and running in 2007.  In addition, we are actively engaged with a number of companies who are considering the application of this state-of-the-art technology.  Our objective isn’t to just license the technology but to use it as leverage in acquiring equity stakes in attractive new mine development.

Now, turning to oil sands, and I have to tell you that notwithstanding our little Inco project the oil sands part of our company is probably the most exciting part of the story.  We’re just in the interim period right now while we do our engineering work and we’ll be making announcements some time in the fourth quarter about what the new projects look like.  So far we have been able to leverage our mining expertise into becoming a partner in a $3.5 billion resource and we’ll be bringing that mining expertise to bear on the project to improve the project going forward. It will have at least a 40 year mine life producing at a rate of 190,000 barrels of bitumen per day, at very attractive margins.

Once in production — and this is very important — this will provide Teck with a natural energy cost hedge, something that all sorts of mining companies would dearly love to have, especially given the recent performance of the oil energy prices.

Turning to our gold business, as you can well imagine, with gold producers actively seeking to add and replace gold reserves, we’ve had a veritable barrage of “value maximization” opportunities presented to us.  This level of interest deserves further explanation.

First, by early 2007 the combination of our shares of annual production from both Pogo and Hemlo will total about 450,000 ounces.

In addition, we have tremendous upside potential at Pogo and also at our other gold properties, Morelos Norte in Mexico, Lobo-Marte in Chile and Agi-Dagi and Kirazli in Turkey.  These properties collectively provide a very attractive portfolio of organic growth opportunities.  In fact, we are fast-tracking the work at Morelos and we are very encouraged that this could be an excellent new gold mine in the not too distant future.  Also, based on the excellent exploration results by our partner, Fronteer, we have recently exercised our back-in rights on the two Turkish properties that I mentioned.

All told, Teck Cominco’s share of gold reserves and resources across the six properties I’ve highlighted exceeds eight million ounces.  And, it is quite possible to think of this portfolio being capable of supporting gold production by 2010 or so of perhaps 800,000 ounces per year at average cash costs in the low $200’s, and that compares to 230,000 last year.  So, that’s pretty substantial growth, 230,000 up to 800,000 or thereabouts.

And I think it’s quite interesting, if you were to apply typical gold market multiples to our production, to our reserves, to resources and the upside potential, you would come up with a market valuation that would put this business squarely in the ranks of mid-tier North American gold producers, and there are several out there that they could compare it to, whether it be Interra or Glamis or Meridian and so on, and we’ve talked to all of them.

We also expect to see the new Teck Cominco continue its growth through exploration.  In addition to our own exploration team’s efforts directly, we currently have relationships in place with 55 junior exploration-focused firms.  And this is our feeder system, our feeder network.  We’ve always been philosophically very supportive of partnering with junior companies, and they know that.  A representative sampling of these investments are listed on the screen.  They illustrate the diversity of projects that our long, successful history of partnering tells us we can expect will provide new growth opportunities going forward.

Our core strategy of partnering with winners has been a key driver of Teck Cominco’s long term success.  Not only has it enabled us to significantly leverage our exploration resources — both financial and human — but we have extended it to mine development and operation as well.

For example, of the last 15 mines developed by Teck Cominco, 13 were developed as joint ventures with partners, including the Antamina mine shown here.  And this was achieved over the past three decades, during which the company’s market value has grown from $20 million to currently about $13 or $14 billion.

Teck’s management is known for its focus on improving shareholder value, and this is clearly illustrated by our track record.

This slide shows the relative share price performance of Teck Cominco compared to Inco, Falconbridge and Phelps Dodge.  As you can see, since 1975 Teck Cominco’s share price has increased by over 8,000%.  That far outperforms the 110% increase by Inco, 255% by Falconbridge and 694% by Phelps Dodge.

I’ll conclude my discussion with a snapshot of Teck Cominco.  I think of our business as having three groups of assets.  They’re our core operating assets, financial assets and growth assets.

Our core operating assets consist of the zinc, copper and coal mines, plus our trail refinery and specialty metals business.

Our financial assets include cash, marketable securities and, for this purpose, our gold portfolio.

And the growth assets comprise our oil sands interests — and it’s not just the Fort Hills but also our option on Lease 14 and on Lease 311 — and an exciting array of growth projects;  plus our relationships with 55 junior exploration companies.

Now I’d like to provide some detail on each category on each of these core asset classes because it helps people to understand the true underlying value in the company.

First, let’s look at the operating assets.  This slide shows the commodity prices that contributed to our 2005 results that included $6.22 in earnings per share.  You can see the substantial price increases that have occurred in all categories from 2005 to the current year-to-date averages.  Even though prices have recently corrected, using either the year-to-date prices or the current spot prices would indicate that our earnings should be much stronger this year than the $6.22 per share that we posted in 2005.  At our current stock price, then, the operating assets alone are trading at a trailing p/e multiple of less than 10 times, and leading multiple of, well you do your own math, but clearly much, much lower.

I would like to focus a little more closely on the subject of our earnings power.

In the 12 months to the end of March, we earned $1.6 billion, at the prices shown here in the first column.  It’s really important to look at the first column.  Zinc was $0.73.  Currently, today as I walked into the room, zinc is $1.42.  We earned $1.6 billion when zinc averaged $0.73 and copper averaged $1.86.  In the first quarter our earnings continued to accelerate and we earned $448 million, at the prices shown in the second column.  Since then, metals prices did move sharply higher before subsequently correcting, but are still at substantially higher levels than the 1st quarter.  The third column shows the spot prices as of this past Monday, and as I said zinc’s now $1.42 and copper’s over $3.20.  We think that the market has become more focused on direction at this point, and less on absolute price levels, and is therefore underestimating our earnings potential at even these very attractive prices.

For example, when zinc averaged $0.73 a pound in the 12 months to the end of the first quarter; and in the first quarter the average price was $1.02, the average price in Q2 looks like it will be about $1.50.

For every penny the price of zinc goes up, our net earnings increase by $10 million annually.  The current zinc price of $1.42/lb is more than 60 cents — almost 70 cents — higher than the last 12 months average to the end of March.

For every penny that the copper price goes up, we earn another $4 million in annual profit, and the current copper price of $3.20/lb is more than $1.30/lb higher than the 12 month average to the end of March.  So you do the math and you can figure out the increase in the annual earnings power.

And even though the price of coal eased with the advent of the new coal year, for calendar 2006 we expect price realizations to be 12% higher than in 2005.

Now, all of this is offset somewhat by the stronger Canadian dollar, of course, though it has more recently dropped below $0.90 again.

I would like to emphasize here, though, that there is seasonality in our quarterly earnings.  And this is very important for those who are new to following Teck Cominco.  Because our Red Dog operation is in Alaska, it is behind ice for 9 months of the year, and what that means is that we have less zinc available for sale in the first and the second quarter than we do in the third and the fourth quarter, so traditionally our second quarter has a lower financial result than the third and the fourth quarter, and the first quarter is usually slightly higher than the second quarter.  In terms of zinc available for sale, as we made public in our quarterly results, the situation remains the same this year as it has been in other years.  The one difference this year is that we have had pretty rough ice conditions — it’s the worst ice in 25 years — and so the shipping season will probably start about two weeks later.  That’s not material to Teck Cominco because it will all be made up during the course of the quarter, but it might be material to customers who are desperately waiting for the first shipments of zinc concentrate to come out, and they could face a bit of a squeeze in the next two to four weeks.  All of the ice conditions could be rectified by two or three days of the wind blowing the right way, by the way, so it’s something we’re cheering for.  In any event, we do want all of the analysts to be aware of the seasonality.  Certainly all of the analysts who have been following the company for some time are aware of that.  And that is no comment on what our results are likely to be one way or the other, it obviously a quarter when there were very strong commodity prices, so I think you can do the math yourselves.

Now I’d like to talk about our financial assets.  Teck Cominco has a strong balance sheet.

We had $3.2 billion in cash at the end of March so you can assume that we have more now, but we also have another $850 million in marketable securities, and we publish that value at the end of December, we don’t value it every quarter.  This combination equates to approximately $20 per share.  So, for example, you could look at our share price, deduct the $20 and say the rest of it is value in the core operating assets and the gold assets in Russia.

We also have considerable value in our gold assets, which are largely overlooked.  As we have told the market, we will be taking steps over the next several months to expose the real value of this portfolio.  And these assets, as I mentioned, include:

Our Hemlo property, which produces about 240,000 ounces of gold per year to our account;

Our Pogo property which will be producing at an annual rate of about 200,000 ounces to our account by early next year;

Our Morelos property which has identified resources of  3.2 million ounces;

And, our Lobo/Marte property, Agi-Dagi and Kirazli properties are both key advanced stage exploration plays.

And, to highlight our growth potential, you should note that:

Oil sands, which comprise a resource of 3.5 billion barrels, Teck Cominco is a 15% partner.  Based on UTS’s market value — which has 30% interest in the project — and taking into account our funding requirements, our interest is likely worth at least three to four times what we paid for it last year.  As a fully engaged partner, we are actively involved in mine planning, design and eventually in operations.

And, our partnerships with 55 junior exploration companies remains an integral part of our core strategy as it has for decades.

A snapshot of Teck Cominco would not be complete without highlighting the recently announced increase in our regular annualized dividend from C$0.80 to C$2.00 per share.  So our dividend is up by a factor of 10 since November of 2004, and I think that demonstrates discipline financially in terms of comparing any growth opportunities against returning capital to shareholders.  As this slide illustrates, at this rate — we are confident that we can maintain it for some years — our dividend yield is clearly the highest amongst this group.  It’s more than double the industry average, it’s more than triple the Inco dividend yield, more than quadruple the Falconbridge dividend yield, more than double the Phelps Dodge yield and so on, so clearly a very strong financial position.

The combination of these operating, financial and growth assets offers investors outstanding value with tremendous upside potential.  Our challenge is to continue to manage our existing operations with the same focus on efficiency and profitability and continue to convert our enormous financial resources and growth potential into long term cash flow and earnings generating assets.  We will do this while maintaining our trademark ability to swiftly and effectively identify, analyze and act on new opportunities to add value for our shareholders.

I’ll conclude by setting out the attributes of Teck Cominco that provide a solid foundation for long-term growth, and they include:

A well structured operations and growth portfolio;

A strong balance sheet;

A highly respected management track record;

A global competitor for the next generation of world-class assets;

And we are focused on creating real shareholder value.

Now I’d be pleased to take any questions you may have.

Questions & Answers

Q:            Don, I wonder if you could talk a little bit about your interest in the nickel markets and why Inco in particular.

A:            The question was why we are interested, essentially, in the nickel market, what we see in nickel, and I guess really why Inco makes sense related to that interest in the commodity. Is that correct?

Q:            Correct.

A:            A little more than a year ago we set up a special taskforce that was composed of three of our brightest people, and we had outside expertise they were working with, and three of our board members - including our previous CEO, David Thompson - and Tak Mochihara, the senior Sumitomo representative on our board. Sumitomo is our partner, as you know, and Sumitomo has also got a major interest in Goro and PT Inco as well, and they did a study in the nickel market. We concluded that it was very prospective on both a long-term and short-term basis.

                                In the mid term, meaning 2009, 20101, you could see a surplus, but essentially what we are betting on, if you like, is that 300 to 400 million people in China - not the full 1.3 billion people, the population of the country, but the 300 million people whose GDP per capita have reached US$2,000 or more, and on a purchasing power parity basis probably triple that - that their consumption of stainless steel during this period of economic development will grow very quickly. You know, they’re buying toasters and appliances and all those sorts of things.

                                And if it tracks what happened in Japan when they were in a similar phase, or Korea or Taiwan, then it’s likely that their consumption of nickel will grow at an average of 17% per year for the next 12 years. And if that happens the world is going to need Goro and Koniambo and Ambatovy and all of the major projects.

                                In addition to that, that’s supported by the fact that stainless steel is still growing in the United States and it’s also still growing in Europe, and that’s not the case, for example, in copper. We had a graph in our annual report that showed that China, for example, represented more than 100% of the growth in copper from the year 2000 to 2005, and in fact in the United States and in Europe our consumption of copper was weaker. Now, that might be a little bit unfair because there was a bit of a recession there in 2002 and so on but it certainly didn’t perform the same as both zinc and nickel. So long-term nickel looked very good.

                                Then we looked at the short term, and between now - mid-2006 - and the end of 2008 there really isn’t that much nickel coming on stream, inventories are very tight, and so it looks like the performance for the next couple of years would be strong, and that was very important to us as we were looking at doing a deal that was substantial, because we would want immediate cash-on-cash return, because that drives your IRR. And as you know, Teck Cominco has a long history of being fiscally quite prudent and making our investments and not overpaying, and the IRR was very important to us, and the accretion, the cash flow per share and earnings per share, so that first couple of years is important.

                                It is true that if all the projects come on as scheduled in 2009 or 2010 you could see a surplus, but the history lately has been that the mining industry has not been able to deliver these projects on schedule, and so that is a possibility. And in fact, by ‘09 and 2010 if the growth rate in nickel carries on it could, in a large way, make up for that new production, so we felt quite strongly about the nickel market. And I’ve been on the record for over a year and a half, and that’s why our shareholders were not in any way surprised we made this move, and were quite supportive, because they had bought into a diversified company, a company that declared that that’s a strategy that we support, and they knew that nickel was in the top two on my list. I’ve been on the record in many investment conferences as saying so.

                                In terms of Inco itself, if you are going to get into the nickel business the most important thing to look at is resources and reserves. And nickel - and particularly sulphides - is actually quite scarce in the world, it only occurs in a number of places, and Inco has excellent positions there. For example, even Inco’s position in Sudbury, which is viewed as being a mature asset, if you look at the published reserved - proven and probable reserves, I think this is the category I’m quoting, but I would want people to go back and check it - of Inco’s reserves, versus say Falconbridge’s reserves in Sudbury, I think it’s about 90% Inco, 10% Falconbridge.

                                And we had the former Vice-President, Exploration of Inco come and present to all of our geologists at one stage in Townsville, Australia, we had a gathering of all of our exploration team, and he showed a slide that while he was VPS Exploration for eight years he spent $48 million on exploration in Sudbury and he found $2.2 billion of metal - after deducting operating costs and capital - and that just shows how prospective it is. If you track the performance of FNX - which was a junior company, now it’s a billion dollar company - and they created that value off cast-off properties from Inco. They’re good partners with Inco, Inco’s been a good partner to them, but it just shows the whole potential of the region, and so we’re very interested in that, we think Sudbury’s a growth area, one of the most prospective regions in the world, and so then of course we were not surprised when Inco came out and started to highlight that a week or two ago. We agree with them.

                                Does that answer the question?

Q:            You mentioned diversification. I’m just wondering if you can talk about the benefits of business diversification to your market multiple, or how you think of that valuation.

A:            Our diversification strategy has a number of parts to it, no pun intended. One aspect is that we would like to see about 35% of our revenues come from non-LME commodities - copper, nickel, zinc - so come from commodities where you negotiate a margin with your customer. So, the coal business obviously fits in that category, iron ore would fit in that category, industrial minerals, diamonds, and I think that’s really important because that helps reduce the volatility of your business, of your earnings.

                                And in any business, as all of you know in the financial markets, if you have reduced volatility, whether it be in mining or media and telecom, you get a higher valuation. In the case of the LME commodities, we certainly have strong exposure there, we’re the number one zinc miner in the world and a good, strong copper business, but in the down cycle - and this business is cyclical, there will be another down cycle sooner or later - in the down cycle the LME commodities tend to drop right down off and go to the marginal cost of production and stay there for long, painful periods.

                                So if you can have more stable sources of revenue that does three things. First, the banks like it, so you constantly have access to ready capital from bank lenders; rating agencies like it, and that’s one of the things that we’ve stressed, we’re a BBB-mid that was reaffirmed immediately upon announcement of our offer, and we did do a $1 billion bond offering in the U.S. markets a year earlier - and those are very important stakeholders to us which we like to preserve - and they like to see more stable revenues; and lastly the equity markets give a higher valuation.

                                And one of the reasons why we think the Inco shareholders will find our bid very appealing is because it will have more stability. So, if we get to July 24th and they’re faced with a choice between $28 in cash - versus $17.50 in cash in the Phelps Dodge bid - and a share in this great new company that has that diversification, that has that stability, that has tremendous prospects in zinc - zinc’s back to $1.42 and there’s a very, very tight market, inventory’s dropping and no real new supply coming on that will be able to sort of meet demand - and that has a dividend that’s twice the industry yield and twice Falconbridge’s, that that would be very appealing versus waiting for at least two months - possibly longer depending on Investment Canada review, possibly past September into October - during which time you’re exposed to a copper price, an LME commodity, and I suppose to a new company that’s essentially a dual commodity, a dual LME commodity company. And nickel and copper have a pretty close correlation, it isn’t much of diversification in terms of the volatility, so you’ve got enhanced volatility as opposed to reduced volatility. So, for us reduced volatility is the objective.

                                At the top end of the industry, when you look at BHP and Rio Tinto and Anglo-American, all of them have some component of their revenue that comes from these non-LME commodities that’s more stable, and in addition to their size and liquidity and quality of earnings like that that help generate those better multiples, I think that core stability portion is very important.

Q:            Can you talk about your dual class of earnings structure? Can you talk about timing for the disposition of some of your non-core assets, please?

A:            Okay, on the dual class structure we were asked quite a few questions about that in the first two or three weeks, though much less so now, and we did find that the New York listing was much more important to people than the dual class.

                                On the dual class there are two core issues. First is performance, and second is governance. And usually when there’s a company that has performance, if it has a dual class share people get upset because they like to get the company taken over or get management removed. In our cases the Type B shares have outperformed the industry both on a short-term basis, medium term, long term, they’ve certainly outperformed the single share, single vote shares of Inco or Phelps Dodge, and once we’ve gone through and educated institution by institution and they’ve seen that performance, those who didn’t know us before they get a lot more comfortable.

                Clearly we have a long list of international institutions on our share registry already and they were already comfortable, but we had a large education task in front of us when we announced the bid to the new audience.

                                That’s not to say that it’s a perfect arrangement, and most people would prefer one share, one vote, and certainly the industry I come from that’s what I would support as well.

                                The second issue is governance, and I can certainly say that neither the Keevil family or Sumitomo, the controlling shareholders, has in any way had any undue benefit of their A shares. That’s not the case with some companies that have dual class, unfortunately but it certainly is the case with us, and if you look at compensation levels in the company they’re far below Inco and Falconbridge, there’s no huge parachutes that have been granted, the chairman and the CEO are different people. The chair of our governance committee is a former chair of the Securities Commission. So, when people do a detailed analysis of our governance practice we rank quite highly. So, we had a quite educational job to do, we’re part-way through that, but so far people have responded quite well.

                                The second question was sale of assets. We don’t have any assets in mind for sale. I still am of the view that the next 20 years in the metals business will be better than the last 20 years, and hanging onto resources - in fact acquiring resources - is the direction we’re going, so that’s our position on that.

                                Over here, yeah?

Q:            Two questions. The first is with respect to the timing - you said next several months - to expose the value of the gold asset. Can you discuss what, I guess several months, and what sort of market conditions and/or other timing considerations have to come up to figure that out? And then the other question is respect to nickel projects - you mentioned a number of them - during the history of mining you should see some delay in some of the larger mining projects. Which are the most likely candidates for some delay of the ones that are expected to come on line through the end of the decade?

A:            Just dealing with the first question on gold, I announced on February 1st that we would be considering a transaction to demonstrate to the market the value of our gold assets, and what I said is that we would look to change the form of ownership so there would be a public valuation. We’ve delayed that somewhat because in the commissioning phase of the Pogo gold mine we had some delays with the filters. We are now operating at just 80% and the new filters should come in September or October, so it won’t be long before... I believe we’ll be operating actually beyond 100% there. The rest of it’s just going extremely well.

                                We had our opening ceremony for Pogo on the June the 5th, it was a great event, and so once we’re past the new filter installation then I will feel that we have finished creating the value in Pogo, and then that would then be appropriate, then, to entertain one of the many, many transactions that have been presented to us.

                                So there’s a wide range of options, at least a dozen, anywhere from dividending out a portion of the business to shareholders, just putting cash in a newco and putting a management in place and letting it grow in the gold sector, we could do an IPO, we could roll it into a smaller company and take back more than 50% and make that company, by virtue of including our assets, a stronger company, we could roll it into a large company, take back 30% or so. There’s quite a number of options. We will start looking at the options again some time shortly after the filters are installed, so in the middle of the fall.

                                I guess in the category of it’s better to be lucky than smart, notwithstanding the recent correction the gold price it’s actually still up substantially from when we first started looking at executing such a strategy, so we should be able to do it at even much higher values than we thought at the time.

                                I mean, it is a very nice portfolio where we’ve got five properties where we’re either the operator or joint operator, a brand-new mine that’s very low cost and long life, very good growth coming in the next four or five years, so it’s very appealing for all these gold companies. So, it’s a nice position to be in.

                                The next question was on the nickel projects. It would probably be better to ask one of the nickel companies to the answer to that question since they are in charge of the projects and clearly we are not, but we’ve read the same information that you probably have and we see the projects being delayed from the current publicly announced schedules and capital costs being higher. I think that’s consistent with what you would have heard from Inco for example.

                                There must be more questions. Yes, you?

Q:            At a certain point you had talked about a little bit more open-ended possibility of doing something including Falconbridge and Inco, and the answer at the time was, “Well, it would just be simpler right now to just focus on Inco and that’s really where we want to go.” Today, you’re pretty-much putting your foot down that that’s not going to happen, and so I can think of a couple of different reasons why there’s that change but I’d be curious what your answer is as to why you’re putting your foot down now on a three-way deal.

A:            As I’ve said before we think Falconbridge is a great company, and it’s on the record in the circular that I did try to initiate a three-way last August/September, and I think everybody knows that. At that stage Inco didn’t want to do that and they went ahead with their transaction, which is fine, and since that time they’ve remained committed to that transaction, and in fact they’ve gone further and now done a deal with Phelps Dodge. So, all indications that I can see suggest that they’re not interested in a three-way, so we haven’t spent any time on it.

                                And, you know, we have a very clean offer for Inco that’s coming up on July 24th, quite soon. It is subject to the support agreement between Inco and Falconbridge being lawfully terminated, however that might happen - it might be Xstrata winning Falconbridge, or who knows - but if that occurs and our bid happens right after, and it’s a very solid bid, I find it quite interesting that, notwithstanding the Phelps Dodge bid on Monday, and their bid was meant to add $15 a share to Inco’s share price, from $65 to $80 or thereabouts, that only $5 showed up. And in fact, as of last night - I haven’t seen a statement - as of last night the Inco share price was far closer to our bid than it was to theirs, so I think that’s telling you something, I think that’s a really important indicator. So we’re going to stand pat and see what happens on July 24th.

                                At the moment right now we’re not the centre of the action. The fact is, there’s a battle between Xstrata and Inco going on, and Inco’s got [inaudible] support from Falconbridge, and so we don’t have that much to do so we’re going to step back and wait to see what happens in the meantime. We are taking this time to start looking at some of other growth options, and actually we’re quite enjoying it, it’s fun to look at some of these projects. Ron Vance is our Senior VP, Corporate Development, and Gary Jones is here as well, and we started doing that on Monday and we could get quite excited about some of those other opportunities.

                                So, one way or another I think Teck Cominco shareholders are going to do well.  If, for some reason, we’re unsuccessful in our bid, we’re just going to end up with even more cash, you know, we’ll make a lot of money on the stock that we bought a year ago at just over $50, sell it at $80 and make $30 a share on that stock. That’ll add to our cash balance, so Teck Cominco shareholders are in good shape.

                                Other questions?

Q:            [inaudible] cash?

A:            Well, we’ll carry on with our strategy of diversification. I’ve said with other audiences that I’d love to do something in iron ore. Iron ore is a perfect fit for us, our customers on the coal side of the business have actually requested that we get in the iron ore business. It’s generally large, open pit mining, shovel truck operations, there are iron ore operations in the North in Canada that would be a very good fit for us, and in that circumstance there you have there you have three mines, three concentrators, two railroads kind of thing, where consolidating the industry would be quite interesting. That’s exactly what we did in the coal business, it’s exactly what we did with Highland Valley before. If I’d had my choice, in fact, I would have loved to have done that deal first because that fits in the 35% of revenues from a non-LME commodity, but you have to be able to move and do deals quickly when they are available. In the case of Inco the market moved dramatically some time after their first quarter and really changed all the numbers so it became available.

                                In fact, I was somewhat surprised - I haven’t said this to any audience before - but on April 25th, the night before our annual general meeting - we had a board meeting - we were just updating the board on the situation in terms of consolidation in Canada, and all of a sudden we came out of it, instead of it being an update the board gave me a mandate and said, “It’s no longer should you do this, it’s when and how.” Within 12 days we’d launched our bid, and so we moved quickly. And so we’re a company that’s able to do that, and we’re proud to be opportunistic, and when we see opportunities we just go, and that’s the kind of mobilization you need to create shareholder value, and if it works that’s terrific, we’ll be a much stronger company. If it doesn’t, we’ll find other ways to create value, because that’s been the history.

                                Yes, over here.

Q:            How confident are you that Xstrata would continue to follow through with their offer for Falconbridge despite what the outcome is on the OSC hearing?

A:            Has the outcome been announced?

Q:            From what I’ve read in the papers there hasn’t been an outcome announced yet but the staff has a recommendation.

A:            I see. Okay. Well, we’ll wait to see what the outcome is, but I think if the outcome is as the staff has recommended it just delays the time table, but it’s hard for me to comment on what Xstrata would do - we haven’t had any discussions with Xstrata - but they’re a pretty strong company and all the analyst reports that I’ve seen suggest that this transaction would be very accretive to them, and they certainly have a lot of resources, so we’re watching it with interest, but we couldn’t really comment on their plan.

Q:            What are your thoughts on the benefits achievable from Sudbury, either on a joint venture basis or other means?

A:            Well, we believe that you don’t need to have a common set of shareholders to achieve synergies, and we think we’ve proven that in the past, and so as new synergy numbers were being announced by both Inco and Falconbridge we said, ‘That’s great, the more synergies identified the better it is for whoever owns the assets in the end.” The key question is not how much is there, it’s who has the best ability to get it, and we’ve shown by virtue of our track record that we can do it.

                                In Elk Valley, for example, there are six mines there that used to have separate owners - we owned part of it, Luscar owned part of it, Fording owned part, Teachers - a large Canadian institution - owned part of it, it was brought together and operated as one mine, which is exactly the same language that they used on the Sudbury synergy tour, one mine. We already do that, we’re the managing partner. At the time a certain synergy level was targeted and a certain time-table to get it done, and our team exceeded the level and got it done faster. So we have some experience in doing that and we think we’d be successful in doing that at Sudbury.

                                I’ve been going to Sudbury for 25 years, I go every year, I know a lot of people there, I have an annual ice fishing trip - just to add some colour to the discussion here - with my mining engineering friends from there and I get an update on how things are going, and I think we’ll have a very good chance of getting synergies.

                                You guys oughtta try ice fishing! It’s a lot of fun.

Q:            When you first launched your offer for Inco, one of the points of attack of Falconbridge shareholders was focusing on the cross-ownership between Inco and Falconbridge, kind of saying that Inco’s price was quasi-inflated due to your offer and that if you were to walk away that should encourage Falconbridge shareholders to vote against the Inco transaction. Now in Phelps Dodge that dynamic doesn’t exist anymore. What I’m asking is, is it still prudent to wait and see until the end of July when you’re going to have events unfolding before that, that Falconbridge shareholders need to decide?

A:            I think part of that doesn’t apply anymore, but part of that argument at the time was that Xstrata only needs 47% of the shareholders to tender, whereas Inco needs 84% of the non-Xstrata shareholders to tender, so that argument was that if Xstrata’s bid was all cash - and I think 40-50% of the shares of Falconbridge are in the hands of Arbs now, and if they’re looking at an all-cash bid some time in mid-July versus the Inco bid which requires a greater percentage. Only 13% of the stock of Falconbridge can block the Inco bid - that’s not very much - so that’s why we think that Xstrata should have good chance, especially because it’s all cash in a jumpy commodity price environment.

                                In any event, for us there’s nothing to do. We need to see what the result is of that first. Now the feedback that we’re getting, because we’ve talked to quite a few shareholders in the last couple of days, we took a day or two to access the situation, and it’s very positive. We’re getting a lot of support because people do like the diversification, and they do think that the strategy that I’ve just laid out in answer to an earlier question is a good one, that will result in reduced volatility and higher multiples along the way. They know that we have a very good track record at delivering solid earnings and cashflow, they know that we don’t overpay, so they’re willing to back us, so I think we have a very good chance.

                                Other questions? Anything at all?

Q:            Do you see any potential for a combined approach by Teck and Xstrata for the Inco-Falconbridge company?

A:            We haven’t had any discussions about teaming up with anybody. We don’t need additional resources to close the transaction. We had so much cash to start with that we aren’t over-leveraging the company really stretching to do all these things. It’s a very clean, nicely structured bid, very closeable, easy to execute, so I think that we just stay focused on executing what we’ve set out to do. That’s where our mindset is right now.

Q:            Does your objective of diversification preclude a large share buyback if this doesn’t go through?

A:            The nature of the question is, if we’re not successful in acquiring Inco we’ll obviously have an awful lot of cash and a strong free cashflow for the next two-three years, and how would we deploy it.

                                Our first choice is to try and make the company a better company with long life, low cost assets. That’s what our shareholders have told us to do. We’ve spent a lot of time in the first quarter of this year, talking to our largest shareholders, and they gave us very strong views. Because I had been on the record, from five minutes after I took over as CEO, saying that we would always measure any growth opportunity against potential return of capital to shareholders, and the very first thing we did was double the dividend a year ago, and since then we’ve more than doubled it again, to signal to the market that we’re always conscious of that.

                                The feedback that we got from our shareholders was that I should stop saying all these things publicly about potential buybacks and special dividends, because they didn’t want us to do that. They said if you do a buyback, generally in the mining industry - because it’s cyclical - it always looks bad several years down the road, and it reduces the float and the liquidity. They were looking the number of Canadian mining companies being reduced, so they didn’t want us to shrink and be less liquid. Secondly, if you do a special dividend, they said... you know, we could payout $15-$20 special dividend or something, the financial resources are there. If we did a special dividend, they’d receive the money, they’d have to reinvest. They’d turn around, they said, they’d probably buy Teck Cominco, so why go through that exercise? So they were encouraging us to go out and do what we’ve done, and that is try and acquire long life, low cost assets.

                                We keep our mind focused on that, but having said that, there isn’t any else out there that’s of this scope that we would be interested in. So then you start looking at opportunities that are much smaller and would not use up the whole amount of cash resources that we currently have and that we are likely to generate. My guess is that we’d end up doing something smaller - it might be $1.5 billion, it might be $1 billion - and when you start looking at those things you can only do so many, because you only have so many people - people become the limitation - so maybe you can do two but you can’t do six. So, that would leave us with further excess cash and we’d have to look at return of capital in some form at that stage.

Q:            Given the numbers that you just went through, only 13% of the shareholders can block the Falconbridge deal - and we touched upon this earlier, but we didn’t get a chance to really flesh it out - why wouldn’t you buy up to 5% of Falconbridge shares, and Glencor could buy some, and you could effectively block that deal?

A:            I’ve heard this strategy before from other shareholders who would like us to do that, but we’re not going to do that. We considered it a long, long time ago and ruled it out, and that’s just the way it is.

Q:            It seems like now that the Alcan and Phelps CEO’s have chimed in on the view that it’s important to be a $30-40-50 billion market cap company, that there’s some strong value in that. Can you talk about whether or not you agree with that view, or is that just kind of ego? What kind of value is there in being the number one North American mining stock?

A:            I think that the size matters argument is more related to ability to participate in large projects than anything. I think diversification, which sometimes comes with size, although in Alcan’s case that isn’t the case. I think diversification is important to providing stability or reduced volatility; that isn’t necessarily related as much to size.

                                The advantage of being smaller is you can have higher percentage growth. The advantage of being bigger is you’re more liquid and people just feel safer in buying you. I’m well aware that if you’re an institutional fund manager and you’re a generalist... say you’re a smaller institution, you may not have as much support at your finger-tips to get analysis of different mining projects and companies and commodities, and say you’re looking at smaller company - and that includes currently Phelps Dodge or Inco or ourselves in that category - and you say, “Well geez, Phelps Dodge is all copper and I don’t know about these particular assets,” or, “I look at Inco and it’s all nickel, I don’t know what’s going to happen in nickel and [inaudible] and what’s happening there really, and geez, I’ll just be safer to buy Rio Tinto and I won’t lose my job,” kind of thing.

                                Well, if you look at Teck Cominco, we’re building a diversified portfolio that looks very similar Rio Tinto - or we’ve got energy so it could be compared to BHP - and so we think that that will help in the deliberations that institutions go though as to whether we’re a safe investment. I mean, the bigness sometimes means that people feel safe there, but you know a large company can still have a dramatic reduction in share price if it’s not managed well, so quality of management and consistent financial performance is probably important too.

Q:            [inaudible] value?

A:            I think it has some value. I wouldn’t say that it has no value, it has some value, but I don’t think it’s the only thing, I think you have to look at all of the factors combined.

Q:            I understand the argument of the diversity and exposure to the bulks helping in a trough environment, but aren’t most people believing in stronger-for-longer, believing in the forward curves, etc., and in that environment being in a copper-nickel two-for-one or three-for-one, like I’ve been thinking, there, gives you more up-side. And maybe you might get multiple compression but ultimately you stock could actually do better in that environment.

A:            That’s the theory, and I’ve heard it before, and the fact is the history shows that if you’re a single-commodity company - or call it a single measure of volatility, if you like, if you’re copper-nickel - that as the prices get higher the p/e multiple shrinks. You go back to 1988/’89 when nickel had a double spike and was hitting $8 I think two years in a row the multiple on Inco shrunk to something like three or four times earnings.

Q:            [inaudible]

A:            That’s not what happened in Inco’s case and the track record shows that. In Phelps Dodge’s case I’m not sure I could comment with as much knowledge, it being single-commodity before. I think you have to get the timing right as to when the market starts paying attention to that particular commodity and then the stocks associated with it, and that’s as important as anything.

                                But being diversified doesn’t hurt you in an up markets. I mean, the multiple expansion is still there.

MO:        Don, we should be wrapping up. Do you have any closing comment before we sign off the webcast?

A:            My closing comment would be that we’re here to celebrate the listing of the company on the New York Stock Exchange. Our presentation, as you would have noticed, is focused on Teck Cominco, really, rather than the deal. I know most of the questions have been the deal. I would ask you to really take a close look at just how much value is there. Our core operating assets alone are delivering extraordinary financial results, and beyond that we have $30-45 of financial assets between the cash, the marketable securities and the gold assets, and then we have tremendous growth prospects in our oil sands business, other projects from the 55 juniors, so when you look at the underlying company, and a $2 dividend that’s twice the yield of any of these other companies, it’s very, very good value in its own right and has a tremendous future, and great growth prospects in zinc and coal and copper if the markets are there for it, so my concluding comment. Thank-you all very much all for coming here, and we look forward to your support.